                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


   (Mark One)

   /X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
        For the fiscal year ended June 30, 1995

                                       Or

   / / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
        For the transition period from ________________ to ________________


                         COMMISSION FILE NUMBER 0-15995


                       AMENDED AND RESTATED MICROAGE, INC.

                      RETIREMENT SAVINGS AND EMPLOYEE STOCK

                   OWNERSHIP PLAN AND TRUST -- 401(k) Portion
                (A. Full title of the plan and the address of the
             plan, if different from that of the issuer named below)


                                 MICROAGE, INC.
                             2400 SOUTH MICROAGE WAY
                              TEMPE, ARIZONA 85282
              (B. Name of issuer of the securities held pursuant to
           the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

         The following financial statements and other information is furnished herein for the 401(k) portion of the Amended and Restated MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan and Trust:

         1. Audited Statements of Net Assets Available for Benefits for the Plan Years ended June 30, 1995 and June 30, 1994.

         2. Audited Statement of Changes in Net Assets Available for Benefits for the Plan Year ended June 30, 1995.

         See the Index to Financial Statements commencing at Page 1 hereto.

         See also the Exhibits Index commencing at Page E-1 hereto.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   AMENDED AND RESTATED MICROAGE, INC.
                                   RETIREMENT SAVINGS AND EMPLOYEE
                                   STOCK OWNERSHIP PLAN AND TRUST
                                       (Name of Plan)




                         "EMPLOYER" - MICROAGE, INC., a Delaware corporation

                         By:  /s/ Jeffrey D. McKeever
                             -------------------------------------
                                (Signature)
                         Title: Chairman of the Board and
                                Chief Executive Officer


                         "TRUSTEE" - FIRST INTERSTATE BANK OF ARIZONA, N.A.

                         By:  /s/ Laura J. Cox
                             -------------------------------------
                                (Signature)
                         Title: Assistant Vice President


Date:  December 27, 1995

                                 MICROAGE, INC.

              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                                401 (k) PORTION

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                             JUNE 30, 1995 AND 1994

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                                    INDEX TO
                              FINANCIAL STATEMENTS

                                                             Page
                                                             ----
Report of Independent Accountants                              1

Statements of Net Assets Available for Benefits                2

Statement of Changes in Net Assets Available for Benefits      3

Notes to Financial Statements                                  4

Schedules:

I.        Schedule of Investments
          at June 30, 1995                                     9

II.       Statement of Net Assets Available
          for Benefits with Fund Information
          at June 30, 1995                                    10

          Statement of Net Assets Available
          for Benefits with Fund Information
          at June 30, 1994                                    11

III.      Statement of Changes in Net Assets
          Available for Benefits with Fund
          Information for the year ended June 30, 1995        12

                       [PRICE WATERHOUSE LLP LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS

December 21, 1995

To the Participants, Trustee and
Administrator of the MicroAge, Inc.
Retirement Savings and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan - 401(k) portion (the "Plan") at June 30, 1995 and 1994, and the changes in net assets available for benefits for the year ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I, II and III are presented for purposes of additionally analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Further, the Fund Information presented in such schedules is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
--------------------------------
    PRICE WATERHOUSE LLP

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                           June 30,
                                                 ----------------------------
                                                    1995              1994
                                                 ----------        ----------
Assets
  Investments, at fair market value:
    (Cost:  1995 - $7,168,887; 1994-$4,089,375)
    MicroAge, Inc. common stock                  $2,154,714        $1,834,922
    Mutual funds                                  4,966,583         2,890,405
    Money market securities                         298,027           162,201
                                                 ----------        ----------
                                                  7,419,324         4,887,528

  Contributions receivable:
    Employees                                       215,438            92,401
    Employer -  MicroAge, Inc. common stock         393,642           242,497
                                                 ----------        ----------
                                                    609,080           334,898

  Interest receivable                                    --             5,907

  Other receivables                                  83,405            18,423
                                                 ----------        ----------
    Total assets                                  8,111,809         5,246,756


Liabilities
  Payable to broker for securities purchased         12,449            --
                                                 ----------        ----------
    Total liabilities                                12,449            --
                                                 ----------        ----------

Net assets available for benefits                $8,099,360        $5,246,756
                                                 ==========        ==========


                     The accompanying notes are an integral
                       part of these financial statements.

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                  Year Ended
                                                                   June 30,
                                                                     1995
                                                                  ----------
Assets
Additions to net assets attributed to:
  Investment income
    Interest                                                      $   45,456
    Dividends                                                        142,462
    Net realized loss on investments                                 (57,522)
    Net change in unrealized appreciation
      of investments                                                 250,437
                                                                  ----------
                                                                     380,833

Contributions:
  Employees                                                        2,379,930
  Employer                                                           376,147
  Transfer of assets from another plan                               231,397
                                                                  ----------
                                                                   2,987,474

    Total additions                                                3,368,307
                                                                  ----------

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                                      515,703
                                                                  ----------
Net increase                                                       2,852,604

Net assets available for benefits:
  Beginning of year                                                5,246,756
                                                                  ----------
  End of year                                                     $8,099,360
                                                                  ==========


                     The accompanying notes are an integral
                      part of these financial statements.

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MicroAge, Inc. (the Company) Retirement Savings and Employee Stock Ownership Plan-401(k) Portion (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan includes an employee stock ownership feature (the ESOT). The ESOT is funded solely by employer contributions; no employee contributions are permitted. Additionally, there is a separate ESOT trust under the Plan. ESOT assets will not be commingled with assets attributable to the 401(k) portion of the Plan. As used in this report, the term "Plan" refers solely to the 401(k) portion of the MicroAge, Inc. Retirement Savings and Employee Stock Ownership Plan.

The Plan is a defined contribution plan covering substantially all employees of the Company who have attained at least 21 years of age, are US citizens and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by the Company.

The Plan was established to be effective July 1988. Employees are eligible to join the Plan on the January 1 or July 1 coincident with or following the date on which the employee satisfies all of the eligibility requirements.

Participants may elect to contribute 1% to 15% of their total eligible compensation as a pretax deferral in lieu of receiving such amounts as compensation. For each year in which the Plan is in effect, the Company may make a matching contribution with respect to a participant's elective deferrals in an amount to be determined in the sole discretion of the Company. Such matching contribution shall be allocated in the ratio that the elective deferral made and not withdrawn by each participant in the period for which the contribution is made bears to the unwithdrawn elective deferrals of all participants for such period. The Company's total contribution for a Plan year shall not exceed the maximum amount deductible on account of the Company's contribution for its corresponding taxable year for federal income tax purposes. A Company matching contribution, if any, will be credited as of the last day of the Plan year to the accounts of those participants who are active participants on the last day of each Plan year.

The participants' contributions vest immediately. The Company's matching contributions vest based on years of service as follows:

          Years of service              Vesting Percentage
          ----------------              ------------------
          Less than 1                            0%
          1 but less than 2                     20%
          2 but less than 3                     40%
          3 but less than 4                     60%
          4 but less than 5                     80%
          5 or more                            100%

If a participant terminates before the Company's contribution is fully vested, the Company can use the forfeited portion to reduce the Company's contribution to the Plan for the Plan year in which forfeitures occur, or, if such forfeitures exceed the amount of contribution for the Plan year, such excess shall be treated as a contribution carryover and applied to reduce future contributions. During 1995, $6,740 (1994: $4,525) of employer matching contributions were forfeited by terminating employees before those amounts became vested.

Plan assets are held in a single Trust Fund (the Trust Fund) managed by the Trustee. Effective January 1, 1995, the Plan's Trustee changed. The new trustee established six new funds and eliminated all of the previously existing funds, except the MicroAge stock fund. The new funds have investment objectives similar to those of the eliminated funds. Each participant elects from the seven investment options how his contributions will be invested. The investment options and the number of participants under each option at June 30, 1995 were as follows:

                                                           Participants at
                                                            June 30, 1995
                                                           ---------------
      Company Stock Fund - this fund consists
         one hundred percent (100%) of
         MicroAge, Inc. common stock.                           914


      EuroPacific Growth Fund - this fund consists of
         investments in common stocks of companies
         headquartered outside of the United States.            663


      Capital World Growth and Income Fund - this fund
         consists of investments in common stocks of the
         largest and oldest companies from around the world.    536


      The Investment Company of America Fund - this fund
         consists of investments in common stock of
         domestic corporations.                                 703


      The Income Fund of America - this fund consists of
         common stocks, bonds and money market securities.      464


      The Bond Fund of America - this fund consists of
         bonds and other marketable debt securities.            254


      The Cash Management Trust of America - this fund
         consists of money market securities.                   145

The Company's matching contributions, if any, can be made in cash or MicroAge, Inc. common stock. Cash contributions are invested according to each participant's investment election. Contributions of MicroAge, Inc. common stock remain invested in the Company Stock Fund. For the years ended June 30, 1995 and 1994, respectively, the Company contributed $376,147 and $217,057 in MicroAge, Inc. common stock and made no cash contributions.

The transfer of assets from another plan relates to assets transferred into the Plan due to an acquisition of a company during Plan year 1995.

For the current Plan year, participants may change their contribution percentage on January l and July l of each year. The Plan provides for changes in the investment options on a quarterly basis.

The Plan provides for early withdrawal (prior to the participant obtaining age 59 1/2) under certain circumstances. However, the participant may be subject to tax penalties under the Internal Revenue Code of 1986, as amended (the Code) on early withdrawals.

NationsBank Trust (NationsBank), acted as trustee and investment manager of the Plan through December 31, 1994. Effective January 1, 1995, First Interstate Bank of Arizona Trust (First Interstate Bank) acts as trustee and investment manager of the Plan. The trustee maintains account records of individual participants and provides semiannual statements to participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting

The Plan prepares its financial statements using the accrual method of accounting. Income is recognized when earned and expenses are recorded when incurred.

The Plan's investments are presented at fair value. The fair value of the Company's common stock is based upon the last sales price as reported by the "NASDAQ"/National Market System, on the valuation date.

Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such purchases and sales may include brokerage commissions and taxes. These expenses, if any, are included in the cost of securities purchased and deducted from the proceeds of securities sold. The Plan paid no brokerage commissions during the year ended June 30, 1995. Realized gains or losses on security transactions are recorded as the difference between proceeds received and the revalued cost. Interest income is recorded on the accrual basis as earned.

Contributions

The Company's contributions to participants are recognized on the accrual basis in the Plan year to which they relate.

Benefit payments

Benefit payments are recorded when paid. In accordance with generally accepted accounting principles, obligations for distributions processed and approved for payment prior to the Plan's year-end aggregating $132,975 and $148,826 at June 30, 1995 and 1994, respectively, are not accrued in the Plan's financial statements.

Administrative and trustee expenses

Expenses incurred to administer the Plan are paid by the Company.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

NOTE 3 - TAX STATUS OF THE PLAN

The Plan Administrator and Management of the Company believe that the Plan conforms with the requirements of ERISA. The Internal Revenue Service has determined and informed the Company by a letter dated August 4, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During Plan year 1994, the Plan was amended to allow distributees, at the time and in the manner prescribed by the Advisory Committee, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets:

                                                          June 30,
                                                 -------------------------
    Description of investment                       1995           1994
                                                 -------------------------
    Common Stock Fund
       MicroAge, Inc. common stock               $2,154,714     $1,834,922

    EuroPacific Growth Fund
       Foreign common stocks                      1,377,437         -

    Capital World Growth and Income Fund
       Global common stocks                         876,739         -

    The Investment Company of America Fund
       Common stocks                              1,326,844         -

    The Income Fund of America
       Common stocks, marketable debt securities
            and money market securities             849,048         -

    The Bond Fund of America
       Marketable debt securities                   536,515         -

    Nations Value Fund
       Common stocks                                 -             791,665

    Nations Capital Growth Fund
       Common stocks                                 -             736,476

    Guaranteed Investment Contract Fund
       Marketable debt securities                    -             323,444

    Nations Short/Intermediate Government Fund
       United States government securities           -           1,038,820

NOTE 5 - RELATED PARTY TRANSACTIONS

The Trustee invests in the Company's common stock in accordance with the provisions of the Plan's Company Stock Fund. The Trustee acquires the Company's common stock by purchase on the open market.

The following is a summary of transactions in the Company's common stock:

                                                                                                     Years ended June 30,
                                                                                                     --------------------
Description:                                                                                           1995        1994
                                                                                                       ----        ----
Cost of shares purchased                                                                             $560,660    $320,403
Number of shares purchased                                                                             43,891      16,350
Average per share cost purchased                                                                     $  12.77    $  19.60

NOTE 6 - REALIZED LOSSES ON INVESTMENTS

                                                                                          Realized Losses at June 30, 1995
                                                                                       --------------------------------------
                                                                                                        Carrying    Realized
                                                                                         Proceeds         Value      Losses
                                                                                         --------       --------    ---------
MicroAge, Inc. common stock                                                            $   243,549   $   244,409    $   (860)
Mutual funds                                                                             4,132,749     4,189,411     (56,662)
Money market securities                                                                  5,902,343     5,902,343         --
                                                                                       -----------   -----------    --------
                                                                                       $10,278,641   $10,336,163    $(57,522)
                                                                                       ===========   ===========    ========


NOTE 7 - CHANGE IN UNREALIZED APPRECIATION  (DEPRECIATION)

                                                                                        Unrealized Appreciation (Depreciation)
                                                                                        ---------------------------------------
                                                                                        June 30,          June 30,
                                                                                          1995              1994        Change
                                                                                        --------          --------      ------
MicroAge, Inc. common stock                                                             $  809,390        $941,252     $(131,862)
Mutual funds                                                                               322,547         (59,752)      382,299
                                                                                        ----------        --------     ---------
                                                                                        $1,131,937        $881,500     $ 250,437
                                                                                        ==========        ========     =========

The closing price for MicroAge, Inc. common stock was $14.25 per share and $16.50 per share on June 30, 1995 and 1994, respectively. On December 20, 1995, the closing price for the common stock was $8.75 per share.

NOTE 8 - SUBSEQUENT EVENTS

Effective July 1, 1995, the Plan year was amended to coincide with the MicroAge, Inc. fiscal year which ends on the Sunday closest to the last day of October. For fiscal year 1996, a short Plan year began on July 1, 1995 and ended October 29, 1995. As of July 1, 1995, if a participant is fully vested under the Plan, the participant may make an election to invest all or any portion of his Employer Matching Contribution account consisting of MicroAge, Inc. stock) in any of the Plan's investment options. Subsequent elections to reinvest such amount in MicroAge, Inc. stock will not be permitted. As of July 1, 1995, participants were no longer permitted to invest new funds into the MicroAge, Inc. stock fund.

Effective October 30, 1995, employees are eligible to join the Plan on the first day of the Plan quarter coincident with or following the date on which the employee satisfies all of the eligibility requirements. Additionally, participants may change allocations or elections the first day of each Plan quarter.

                                                                      SCHEDULE I

                                 MICROAGE, INC.
              RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                 401(k) PORTION
                            SCHEDULE OF INVESTMENTS
                                AT JUNE 30, 1995

   Number
     of
shares/units  Description of investment                       Cost         Market
------------  -------------------------                      ------       --------
              Common Stock Fund
  151,208         MicroAge, Inc. common stock                $2,286,576   $2,154,714

              EuroPacific Growth Fund
   62,019         Foreign common stocks                       1,295,984    1,377,437

              Capital World Growth and Income Fund
   46,437         Global common stocks                          816,981      876,739

              The Investment Company of America Fund
   65,426         Common stocks                               1,186,213    1,326,844

              The Income Fund of America
                  Common stocks, marketable debt securities
   57,877            and money market securities                779,121      849,048

              The Bond Fund of America
   39,771         Marketable debt securities                    505,985      536,515

              The Cash Management Trust of America
  298,027         Money market securities                       298,027      298,027
                                                             ----------   ----------
              Total investments at June 30, 1995             $7,168,887   $7,419,324
                                                             ==========   ==========

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(k) PORTION
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
AT JUNE 30, 1995                                                     SCHEDULE II
                                                                   (PAGE 1 OF 2)

                                                                          Participant Directed
                                          --------------------------------------------------------------------------------------
                                                       Guaranteed    Short/                                             Capital
                                           Company     Investment  Intermediate            Growth/   EuroPacific     World Growth
                                            Stock       Contract      Govt        Value    Equity       Growth        and Income
                                            Fund          Fund        Fund        Fund      Fund         Fund            Fund
                                           -------     ----------  ------------   ----     ------    -----------     -------------
Assets
  Investments, at fair market value:
    MicroAge, Inc. common stock           $1,282,841   $    --    $      --     $    --   $    --   $           --   $        --
    Mutual funds                                  --        --           --          --        --        1,377,437       876,739
    Money market securities                   50,502        --           --          --        --               --         7,549
                                          ----------   -------    ---------     -------   -------   --------------   -----------
                                           1,333,343        --           --          --        --        1,377,437       884,288
  Contributions receivable:
    Employees                                 20,943        --           --          --        --           57,919        36,842
    Employer -  MicroAge, Inc. common
      stock                                       --        --           --          --        --               --            --
                                          ----------   -------    ---------     -------   -------   --------------   -----------
                                              20,943        --           --          --        --           57,919        36,842

  Interfund transfers to be executed (1)     (92,725)       --           --          --        --           (6,721)       37,295

  Interest receivable                             --        --           --          --        --               --            --
  Other receivables                           83,405        --           --          --        --               --            --
                                          ----------   -------    ---------     -------   -------   --------------   -----------
    Total assets                           1,344,966        --           --          --        --        1,428,635       958,425

Liabilities

  Payable to broker for securities
    purchased                                     --        --           --          --        --              871            --
                                          ----------   -------    ---------     -------   -------   --------------   -----------
    Total liabilities                             --        --           --          --        --              871            --
                                          ----------   -------    ---------     -------   -------   --------------   -----------
Plan equity                               $1,344,966   $    --    $      --     $    --   $    --   $    1,427,764   $   958,425
                                          ==========   =======    =========     =======   =======   ==============   ===========
                                                                                                               Non-
                                                                                                            Participant
                                                                       Participant Directed                  Directed
                                            --------------------------------------------------------        -----------
                                               Investment                                  The Cash
                                               Company of      Income        The Bond     Management        Company
                                                America        Fund of        Fund of      Trust of          Stock
                                                  Fund         America        America       America          Fund           TOTAL
                                               -----------     --------      ---------    -----------       --------        -----
Assets
  Investments, at fair market value:
    MicroAge, Inc. common stock              $         --   $         --   $        --   $        --    $    871,873    $ 2,154,714
    Mutual funds                                1,326,844        849,048       536,515            --              --      4,966,583
    Money market securities                        11,144          3,449            --       210,858          14,525        298,027
                                             ------------   ------------   -----------   -----------    ------------    -----------
                                                1,337,988        852,497       536,515       210,858         886,398      7,419,324
  Contributions receivable:
    Employees                                      47,860         31,659        13,424         6,791              --        215,438
    Employer -  MicroAge, Inc. common stock            --             --            --            --         393,642        393,642
                                             ------------   ------------   -----------   -----------    ------------    -----------
                                                   47,860         31,659        13,424         6,791         393,642        609,080

  Interfund transfers to be executed (1)           38,660         55,622       (18,156)      (13,975)             --             --

  Interest receivable                                  --             --            --            --              --             --
  Other receivables                                    --             --            --            --              --         83,405
                                             ------------   ------------   -----------   -----------    ------------    -----------
    Total assets                                1,424,508        939,778       531,783       203,674       1,280,040      8,111,809

Liabilities

  Payable to broker for securities purchased           --             --        11,578            --              --         12,449
                                             ------------   ------------   -----------   -----------    ------------    -----------
    Total liabilities                                  --             --        11,578            --              --         12,449
                                             ------------   ------------   -----------   -----------    ------------    -----------
Plan equity                                  $  1,424,508   $    939,778   $   520,205   $   203,674    $  1,280,040    $ 8,099,360
                                             ============   ============   ===========   ===========    ============    ===========

  (1) These interfund transfers represent participant transfer requests received prior to the plan year end and were executed subsequent to the plan year end.

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(k) PORTION
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
AT JUNE 30, 1994                                                    SCHEDULE II
                                                                   (PAGE 2 OF 2)

                                                                                                                           Non-
                                                                                                                       Participant
                                                                          Participant Directed                           Directed
                                            -----------------------------------------------------------------------    -----------
                                                           Guaranteed          Short/
                                             Company       Investment       Intermediate                    Growth/     Company
                                              Stock         Contract            Govt           Value        Equity       Stock
                                              Fund            Fund              Fund           Fund          Fund        Fund
                                             -------       -----------      ------------       -----        -------     -------
Assets
  Investments, at fair market value:
    MicroAge, Inc. common stock             $ 1,016,817    $        --    $          --    $       --    $       --    $   818,105
    Mutual funds                                     --        323,444        1,038,820       791,665       736,476             --
    Money market securities                       7,200          5,596           42,452        92,007        14,946             --
                                            -----------    -----------    -------------    ----------    ----------    -----------
                                              1,024,017        329,040        1,081,272       883,672       751,422        818,105
  Contributions receivable:
    Employees                                    17,865          7,091           27,687        18,987        20,771             --
    Employer -  MicroAge, Inc. common
      stock                                          --             --               --            --            --        242,497
                                            -----------    -----------    -------------    ----------    ----------    -----------
                                                 17,865          7,091           27,687        18,987        20,771        242,497

  Interfund transfers to be executed (1)        213,686            854          (49,518)     (204,124)       39,102             --

  Interest receivable                                55             14            5,324           384           130             --
  Other receivables                                  --         18,423               --            --            --             --
                                            -----------    -----------    -------------    ----------    ----------    -----------
    Total assets                              1,255,623        355,422        1,064,765       698,919       811,425      1,060,602

Liabilities

  Payable to broker for securities
    purchased                                        --             --               --            --            --             --
                                            -----------    -----------    -------------    ----------    ----------    -----------
    Total liabilities                                --             --               --            --            --             --
                                            -----------    -----------    -------------    ----------    ----------    -----------
Plan equity                                 $ 1,255,623    $   355,422    $   1,064,765    $  698,919    $  811,425    $ 1,060,602
                                            ===========    ===========    =============    ==========    ==========    ===========

                                                    TOTAL
                                                   -------
Assets
  Investments, at fair market value:
    MicroAge, Inc. common stock                   $1,834,922
    Mutual funds                                   2,890,405
    Money market securities                          162,201
                                                  ----------
                                                   4,887,528
  Contributions receivable:
    Employees                                         92,401
    Employer -  MicroAge, Inc. common stock          242,497
                                                  ----------
                                                     334,898

  Interfund transfers to be executed (1)                  --

  Interest receivable                                  5,907
  Other receivables                                   18,423
                                                  ----------
    Total assets                                   5,246,756

Liabilities

  Payable to broker for securities purchased              --
                                                  ----------
    Total liabilities                                     --
                                                  ----------
Plan equity                                       $5,246,756
                                                  ==========


(1) These interfund transfers represent participant transfer requests received prior to the plan year end and were executed subsequent to the plan year end.

MICROAGE, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
401(k) PORTION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED JUNE 30, 1995                                    SCHEDULE III
                                                                   (PAGE 1 OF 1

                                                                                                Participant Directed
                                                           Guaranteed       Short/
                                             Company       Investment    Intermediate                  Growth/     Euro Pacific
                                              Stock         Contract         Govt         Value        Equity         Growth
                                              Fund            Fund           Fund          Fund         Fund           Fund
                                             -------       -----------   ------------     -----        -------     ------------
Assets
Additions to net assets attributed to:
Investment income
  Interest                                 $      812     $  1,497     $   19,326     $  2,447     $   4,136       $  3,074
  Dividends                                        --           --         14,893       45,584        24,800          7,285
  Net realized gain (loss) on investments        (385)      10,916        (30,668)     (47,301)        6,586             --
  Net change in unrealized appreciation
    (depreciation) of investments             (59,077)          --             --           --            --         81,453
                                           ----------     --------     ----------     --------     ---------       --------
                                              (58,650)      12,413          3,551          730        35,522         91,812

Contributions:
  Employees                                   356,194       86,124        222,297      191,944       198,959        396,529
  Employer                                         --           --             --           --            --             --
  Transfer of assets from other plan           32,579       99,988         17,305       40,526        40,999             --
                                           ----------     --------     ----------     --------     ---------       --------
                                              388,773      186,112        239,602      232,470       239,958        396,529

    Total additions                           330,123      198,525        243,153      233,200       275,480        488,341
                                           ----------     --------     ----------     --------     ---------       --------
Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                67,541       63,575         99,019       46,076        21,891         14,211
                                           ----------     --------     ----------     --------     ---------       --------
Net increase prior to interfund transfers     262,582      134,950        144,134      187,124       253,589        474,130
Interfund transfers                          (173,239)    (490,372)    (1,208,899)    (886,043)   (1,065,014)       953,634

  Net increase (decrease)                      89,343     (355,422)    (1,064,765)    (698,919)     (811,425)     1,427,764

Net assets available for benefits:
  Beginning of year                         1,255,623      355,422      1,064,765      698,919       811,425             --
                                           ----------     --------     ----------     --------     ---------     ----------
  End of year                              $1,344,966     $     --     $       --     $     --     $      --     $1,427,764
                                           ==========     ========     ==========     ========     =========     ==========

                                                                                                                  Non-
                                                                                                               Participant
                                                                          Participant Directed                  Directed
                                            ----------------------------------------------------------------   -----------
                                             Capital      Investment                               The Cash
                                            World Growth  Company of   Income        The Bond     Management    Company
                                            and Income     America     Fund of        Fund of      Trust of      Stock
                                               Fund         Fund       America        America      America       Fund      Total
                                            ------------  ----------   --------      --------     -----------   -------    -----
Assets
Additions to net assets attributed to:
Investment income
  Interest                                 $    2,290   $    3,153   $    2,025   $     1,083   $  5,613   $       --   $    45,456
  Dividends                                    12,319       14,111        9,364        14,106         --           --       142,462
  Net realized gain (loss) on investments         935        2,146           --           724         --         (475)      (57,522)
  Net change in unrealized appreciation
    (depreciation) of investments              59,758      140,631       69,927        30,530         --      (72,785)      250,437
                                           ----------   ----------   ----------   -----------   --------   ----------   -----------
                                               75,302      160,041       81,316        46,443      5,613      (73,260)      380,833

Contributions:
  Employees                                   226,069      319,828      244,135        96,384     41,467           --     2,379,930
  Employer                                         --           --           --            --         --      376,147       376,147
  Transfer of assets from other plan               --           --           --            --         --           --       231,397
                                           ----------   ----------   ----------   -----------   --------   ----------   -----------
                                              226,069      319,828      244,135        96,384     41,467      376,147     2,987,474

    Total additions                           301,371      479,869      325,451       142,827     47,080      302,887     3,368,307
                                           ----------   ----------   ----------   -----------   --------   ----------   -----------
Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                 3,126       55,970        1,142        36,668     23,035       83,449       515,703
                                           ----------   ----------   ----------   -----------   --------   ----------   -----------
Net increase prior to interfund transfers     298,245      423,899      324,309       106,159     24,045      219,438     2,852,604
Interfund transfers                           660,180    1,000,609      615,469       414,046    179,629           --            --

  Net increase (decrease)                     958,425    1,424,508      939,778       520,205    203,674      219,438     2,852,604

Net assets available for benefits:
  Beginning of year                                --           --           --            --         --    1,060,602     5,246,756
                                           ----------   ----------   ----------   -----------   --------   ----------   -----------
  End of year                              $  958,425   $1,424,508   $  939,778   $   520,205   $203,674   $1,280,040   $ 8,099,360
                                           ==========   ==========   ==========   ===========   ========   ==========   ===========

                                  EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION                                                    PAGE NO. *
-----------           -----------                                                    -------
        4.1           Amended and Restated MicroAge, Inc. Retirement
                      Savings and Employee Stock Ownership Plan and
                      Trust (Incorporated by Reference to Exhibit No. 10.14
                      to the Annual Report on Form 10-K for MicroAge,
                      Inc. for the fiscal year ended October 30, 1994)

        4.2 First Amendment dated May 10, 1995 to the Amended and Restated MicroAge, Inc. Retirement Savings and
                      Employees Stock Ownership Plan and Trust Agreement
                      (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for MicroAge, Inc. for the quarter year ended April 30, 1995)




-------------------
   * Included only in manually signed original

                                     E - 1